
Mail Stop 4720

June 14, 2016

VIA E-mail
Mr. Dominic J. Addesso
President and Chief Executive Officer
Everest RE Group Ltd.
Seon Place – 4th Floor
141 Front Street
PO Box HM 845
Hamilton HM 19, Bermuda

> **Re:** **Everest RE Group Ltd.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 29, 2016**
> **Form 10-Q for the Quarterly Period Ended March 31, 2016**
> **Filed May 10, 2016**
> **File No. 001-15731**

Dear Mr. Addesso:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the period ending March 31, 2016
Notes to Consolidated Interim Financial Statements

2. Basis of Presentation
Application of Recently Issued Accounting Standard Changes, page 6

1. You state that you are the primary beneficiary of Mt. Logan Re, but not of the underlying separate segregated accounts and therefore have deconsolidated those segregated accounts. Please tell us if the segregated accounts are required to be included in the financial statements of Mt. Logan Re in which you are the primary beneficiary, and if so, why deconsolidation of these accounts is in accordance with GAAP. Provide us a

detailed analysis of your accounting for the deconsolidation of the separate segregated accounts under ASU 2015-02.

13. Segment Reporting, page 27

2. Please tell us the basis for no longer reporting Mt. Logan Re as a separate segment. Refer to ASC 280-10-50-10. In this regard, please tell us if your organizational structure, as noted on your website, has changed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Senior Staff Accountants Tabatha McCullom at (202) 551-3658 or Mary Mast at (202) 551-3613 with any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance